Exhibit 99.1

CHEER HOLDING, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	As of June 30, 2026	As of December 31, 2025
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$213,764	$242,082
Accounts receivable	106,397	79,681
Prepayment and other current assets	56,753	44,822
Total current assets	376,914	366,585

Property, plant and equipment, net	29	17
Intangible assets, net	42,445	34,734
Unamortized produced content, net	17	17
Right-of-use assets	190	261
Other non-current assets	4	77
Total non-current assets	42,685	35,106
TOTAL ASSETS	$419,599	$401,691

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank loans	$1,474	$6,435
Accounts payable	3,830	2,744
Contract liabilities	1	1
Accrued liabilities and other payables	460	444
Due to related parties	2,753	2,753
Other taxes payable	21,644	19,285
Lease liabilities current	34	127
Total current liabilities	30,196	31,789

Lease liabilities non-current	117	134
Total non-current liabilities	117	134
TOTAL LIABILITIES	$30,313	$31,923

Shareholders’ Equity
Preferred shares (par value of $0.0001 per share; 2,000,000 shares authorized as of June 30, 2026 and December 31, 2025; nil and nil shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively)	$-	$-
Class A Ordinary shares (par value of $0.15 per share; 3,333,333 shares and 3,333,333 authorized as of June 30, 2026 and December 31, 2025, respectively; 1,845,453 and 1,562,083 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively)*	277	234
Class B Ordinary shares (par value of $0.001 per share; 500,000 shares authorized as of June 30, 2026 and December 31, 2025; 500,000 and 500,000 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively)**	0	0
Additional paid-in capital	137,691	137,734
Statutory reserve	1,411	1,411
Retained earnings	240,807	232,745
Accumulated other comprehensive income (loss)	9,012	(2,441)
TOTAL CHEER HOLDING, INC SHAREHOLDERS’ EQUITY	389,198	369,683
Non-controlling interest	88	85
TOTAL SHAREHOLDERS’ EQUITY	389,286	369,768
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$419,599	$401,691

*	The shares and per share information are presented on a retroactive basis to reflect the share consolidation of Class A at a ratio of one-for-third (3) effective on April 7, 2026 (Note 1).

**	Less than 1,000.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHEER HOLDING, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In U.S. dollars in thousands, except share and per share data)

	For the Six Months Ended June 30,
	2026	2025

Revenues	$60,529	$70,993

Operating expenses:
Cost of revenues	(14,120)	(20,772)
Selling and marketing	(31,295)	(35,321)
General and administrative	(1,407)	(4,243)
Research and development	(3,214)	(2,333)
Total operating expenses	(50,036)	(62,669)

Income from operations	10,493	8,324

Other income (expenses):
Interest income (expenses), net	311	(61)
Other income (expenses), net	28	(511)
Total other income (expenses)	339	(572)

Income before income tax	10,832	7,752
Income tax (expense) benefit	(2,770)	4
Net income	8,062	7,756
Less: net gain attributable to non-controlling interest	-	1
Net income attributable to Cheer Holding, Inc.’s shareholders	$8,062	$7,755

Other comprehensive gain
Unrealized foreign currency translation gain	11,456	5,936
Comprehensive income	19,518	13,692
Less: comprehensive gain attributable to non-controlling interests	3	3
Comprehensive income attributable to Cheer Holding, Inc.’s shareholders	$19,515	$13,689

Earnings per ordinary share
Basic and dilutive*	$4.92	$100.42

Weighted average shares used in calculating earnings per ordinary share
Basic and dilutive*	1,639,946	77,222

*	The shares and per share information are presented on a retroactive basis to reflect the share consolidation of Class A at a ratio of one-for-fiftieth (50) effective on December 22, 2025 and the share consolidation of Class A at a ratio of one-for-third (3) effective on April 7, 2026 (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHEER HOLDING, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars in thousands, except share and per share data)

	Cheer Holding, Inc.’s Shareholders
	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Retained	Statutory	Accumulated other comprehensive	Total Cheer Holding, Inc.s’ shareholder’	Non-controlling	Total Shareholders’
	Shares*	Amount	Shares	Amount**	capital	earnings	reserve	Income (loss)	equity	interests	Equity
Balance as of December 31, 2024	205,711	$10	500,000	$0	$113,485	$207,128	$1,411	$(17,041)	$304,993	$77	$305,070
Share-based compensation	9,000	1	-	-	3,428	-	-	-	3,429	-	3,429
Net income for the period	-	-	-	-	-	7,755	-	-	7,755	1	7,756
Foreign currency translation adjustment	-	-	-	-	-	-	-	5,934	5,934	2	5,936
Balance as of June 30, 2025	214,711	$11	500,000	$0	$116,913	$214,883	$1,411	$(11,107)	$322,111	$80	$322,191

Balance as of December 31, 2025	1,562,083	$234	500,000	$0	$137,734	$232,745	$1,411	$(2,441)	$369,683	$85	$369,768
Issuance of shares due to roundup of fractional shares in share consolidation	36	-	-	-	-	-	-	-	-	-	-
Issuance of shares to settle outstanding warrants	283,334	43	-	-	(43)	-	-	-	-	-	-
Net income for the period	-	-	-	-	-	8,062	-	-	8,062	-	8,062
Foreign currency translation adjustment	-	-	-	-	-	-	-	11,453	11,453	3	11,456
Balance as of June 30, 2026	1,845,453	$277	500,000	$0	$137,691	$240,807	$1,411	$9,012	$389,198	$88	$389,286

*	The shares and per share information are presented on a retroactive basis to reflect the share consolidation of Class A at a ratio of one-for-fiftieth (50) effective on December 22, 2025 and the share consolidation of Class A at a ratio of one-for-third (3) effective on April 7, 2026 (Note 1).

**	The amounts were below 1,000.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHEER HOLDING, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the Six Months Ended June 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash (used in) provided by operating activities	$(30,194)	$3,920

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(22)	-
Purchase of intangible assets	(1)	-
Net cash used in investing activities	(23)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	-	7,583
Repayments of bank loans	(5,100)	(9,652)
Payment of loan origination fees	-	(47)
Net cash used in financing activities	(5,100)	(2,116)

Effect of exchange rate changes	6,999	3,764

Net increase (decrease) in cash and cash equivalents	(28,318)	5,568
Cash and cash equivalents, at beginning of period	242,082	197,660
Cash and cash equivalents, at end of period	$213,764	203,228

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interests paid	$71	$250
Acquisition of intangible asset from settlement of prepayments	$10,585	$702
Lease liabilities arising from obtaining right-of-use assets	$216	$-
Issuance of shares to settle outstanding warrants	$43	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Cheer Holding, Inc. (“CHR” or the “Company”) is an exempted company incorporated on November 30, 2018, under the laws of the Cayman Islands. Glory Star, through its subsidiaries, the VIE and the VIE’s subsidiaries, provides advertisement and content production services and operate a leading mobile and online advertising, media and entertainment business in China.

On May 12, 2025, the shareholders of the Company, at the Annual General Meeting, approved to increase the authorized share capital of the Company from US$200,070 to US$500,700.

On December 22, 2025, the Company effected a share consolidation at a ratio of one-for-fifty (50), whereby every fifty Class A ordinary shares with a par value of US$0.001 each in the Company’s issued and unissued share capital into one Class A ordinary share with a par value of US$0.05 (“the Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Company to be US$500,700 divided into 10,000,000 Class A ordinary shares of a par value of US$0.05 each; 500,000 Class B ordinary shares of a par value of US$0.001 each; and 2,000,000 preferred shares of a par value of US$0.0001 each.

On April 6, 2026, the Company effected a share consolidation by the cancellation of one authorized but unissued Class A ordinary share of a par value of US$0.05, and the consolidation of the remaining 9,999,999 Class A ordinary shares of a par value of US$0.05 in the authorized share capital of the Company (including issued and unissued share capital) such that each 3 Class A ordinary shares of a par value of US$0.05 are consolidated into one Class A ordinary share of a par value of US$0.15 (the “Share Consolidation”). At the effective time of the Share Consolidation, the authorized share capital of the Company will be reduced and amended from US$500,700 divided into 10,000,000 Class A ordinary shares of a par value of US$0.05 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each, to US$500,699.95 divided into 3,333,333 Class A ordinary shares of a par value of US$0.15 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each.

As of June 30, 2026, the Company’s subsidiaries, the VIEs and the VIE’s subsidiaries were as the following:

	Date of incorporation	Place of incorporation	Percentage of legal/beneficial ownership by the Company	Principal activities
Subsidiaries:
Glory Star New Media Group HK Limited (“Glory Star HK”)	December 18, 2018	Hong Kong	100%	Holding
Glory Star New Media (Beijing) Technology Co., Ltd. (“WFOE”)	March 13, 2019	PRC	100%	Holding
VIEs:
Xing Cui Can International Media (Beijing) Co., Ltd. (“Xing Cui Can”)	September 7, 2016	PRC	100%	Holding
Horgos Glory Star Media Co., Ltd. (“Horgos”)	November 1, 2016	PRC	100%	Holding
VIEs’ subsidiaries
Glory Star Media (Beijing) Co., Ltd. (“Glory Star Beijing”)	December 9, 2016	PRC	100%	Provision of provides advertisement and content production services
Leshare Star (Beijing) Technology Co., Ltd. (“Beijing Leshare”)	March 28, 2016	PRC	100%	Provision of provides advertisement and content production services
Horgos Glary Prosperity Culture Co., Ltd. (“Glary Prosperity”)	December 14, 2017	PRC	51%	Provision of provides advertisement and content production services
Glory Star (Horgos) Media Technology Co., Ltd (“Horgos Technology”)	September 9, 2020	PRC	100%	Provision of provides advertisement and content production services

*	On June 13, 2025, we dissolved Horgos Glary Prosperity Culture Co., Ltd. Beijing Branch due to its inactive operations. For the year ended December 31, 2025, we recognized minimal gain arising from the dissolution and recorded in the account of “other income, net” in the unaudited condensed consolidated statements of income and comprehensive income.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025 filed on March 20, 2026.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2025. The results of operations for the six months ended June 30, 2026 and 2025 are not necessarily indicative of the results for the full years.

Financial statement amounts and balances of the VIEs and the VIEs’ subsidiaries

Total assets and liabilities presented on the Company’s unaudited condensed consolidated balance sheets and revenue, expense, net income presented on the Company’s unaudited condensed consolidated statements of income as well as the cash flow from operating, investing and financing activities presented on the unaudited condensed consolidated statements of cash flows are substantially the financial position, operation and cash flow of the VIEs and the VIEs’ subsidiaries. CHR has not provided any financial support to the VIEs and the VIEs’ subsidiaries for the six months ended June 30, 2026 and 2025. The following financial statements amounts and balances of the VIEs and the VIEs’ subsidiaries were included in the unaudited condensed consolidated financial statements as of June 30, 2026 and December 31, 2025, and for the six months ended June 30, 2026 and 2025:

	As of June 30, 2026	As of December 31, 2025
Total assets	$408,756	$382,101
Total liabilities	$27,300	$27,477

	For the Six Months Ended June 30,
	2026	2025
Total revenues	$60,529	$70,993
Net income	$8,875	$11,709

Net cash (used in) provided by operating activities	$(29,368)	$7,863
Net cash used in investing activities	$(23)	$-
Net cash used in financing activities	$(5,100)	$(2,069)

The VIEs and the VIEs’ subsidiaries contributed 100% and 100% of the consolidated revenues for the six months ended June 30, 2026 and 2025. As of June 30, 2026 and December 31, 2025, the VIEs and the VIEs’ subsidiaries accounted for an aggregate of 97.4% and 95.1%, respectively, of the consolidated total assets, and 90.1% and 86.1%, respectively, of the consolidated total liabilities.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Financial statement amounts and balances of the VIEs and the VIEs’ subsidiaries (cont.)

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, the Company has provided and will continue to provide financial support to the VIEs considering the business requirements of the VIEs, as well as the Company’s own business objectives in the future.

There are no assets held in the VIEs and the VIEs’ subsidiaries that can be used only to settle obligations of the VIEs and the VIEs’ subsidiaries, except for registered capital and the PRC statutory reserves. As the VIEs and the VIEs’ subsidiaries are incorporated as a limited liability company under the PRC Company Law, creditors of the VIEs and the VIEs’ subsidiaries do not have recourse to the general credit of the Company for any of the liabilities of the VIEs and the VIEs’ subsidiaries. Relevant PRC laws and regulations restrict the VIEs and the VIEs’ subsidiaries from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends.

Accounts Receivable

Accounts receivable are recorded at the gross billing amount less an allowance for expected credit losses against accounts receivable due from the customers. Accounts receivable do not bear interest.

The Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the unaudited condensed consolidated statements of income and comprehensive income. The Company assesses collectability by reviewing accounts receivable on aging schedules because the accounts receivable were primarily consisted of receivables arising from advertising revenue. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable.

For the six months ended June 30, 2026 and 2025, the Company provided credit loss of nil and $77 against accounts receivables, respectively.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Unamortized produced content

Produced content includes direct production costs, production overhead and acquisition costs and is stated at the lower of unamortized cost or estimated fair value. Produced content also includes cash expenditures made to enter into arrangements with third parties to co-produce certain of its productions.

The Company uses the individual-film-forecast-computation method and amortizes the produced content based on the ratio of current period actual revenue (numerator) to estimated remaining unrecognized ultimate revenue as of the beginning of the fiscal year (denominator) in accordance with ASC 926. Ultimate revenue estimates for the produced content are periodically reviewed and adjustments, if any, will result in prospective changes to amortization rates. When estimates of total revenues and other events or changes in circumstances indicate that a film or television series has a fair value that is less than its unamortized cost, a loss is recognized currently for the amount by which the unamortized cost exceeds the film or television series’ fair value. For the six months ended June 30, 2026 and 2025, $5,288 and $13,429 were amortized to the cost of sales, respectively. For the six months ended June 30, 2026 and 2025, the Company did not provide impairment against unamortized production cost.

Revenue Recognition

The Company adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, to recognize revenues. The core principle of this new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

Copyright revenue

The Company mainly offers and generates revenue from the copyright licensing of self-produced content, advertising and customized content production and others. Revenue recognition policies are discussed as follows:

The Company self produces or coproduces TV series featuring lifestyle, culture and fashion, and licenses the copyright of the TV series on an episode basis to the customer for broadcast over a period of time. Generally, the Company signs a contract with a customer which requires the Company to deliver a series of episodes that are substantially the same and that have the same pattern of transfer to the customer. Accordingly, the delivery of the series of episodes is defined as the only performance obligation in the contract.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Copyright revenue (cont.)

For the TV series produced solely by the Company, the Company satisfies its performance obligation over time by measuring the progress toward the delivery of the entire series of episodes which is made available to the licensee for exhibition after the license period has begun. Therefore, the copyright revenue in a contract is recognized over time based on the progress of the number of episodes delivered.

The Company also coproduces TV series with other producers and licenses the copyright to third-party video broadcast platforms for broadcast. For TV series produced by the Company with co-producers, the Company satisfies its performance obligations over time by the delivery of the entire series of episodes to the customer, and requires the customer to pay consideration based on the number and the unit price of valid subsequent views of the TV series that occur on a broadcast platform. Therefore, the copyright revenue is recognized when the later of the valid subsequent view occurs or the performance obligation relating to the delivery of a number of episodes has been satisfied.

Advertising revenue

The Company generates revenue from sales of various forms of advertising on its TV series and streaming content by way of 1) advertisement displays, or 2) the integration of promotion activities in TV series and content to be broadcast. Advertising contracts are signed to establish the different contract prices for different advertising scenarios, consistent with the advertising period. The Company enters into advertising contracts directly with the advertisers or the third-party advertising agencies that represent advertisers.

For the contracts that involve the third-party advertising agencies, the Company is principal as the Company is responsible for fulfilling the promise of providing advertising services and has the discretion in establishing the price for the specified advertisement. Under a framework contract, the Company receives separate purchase orders from advertising agencies before the broadcast. Accordingly, each purchase order is identified as a separate performance obligation, containing a bundle of advertisements that are substantially the same and that have the same pattern of transfer to the customer. Where collectability is reasonably assured, revenue is recognized monthly over the service period of the purchase order.

For contracts signed directly with the advertisers, the Company commits to display a series of advertisements which are substantially the same or similar in content and transfer pattern, and the display of the whole series of advertisements is identified as the single performance obligation under the contract. The Company satisfies its performance obligations over time by measuring the progress toward the display of the whole series of advertisements in a contract, and advertising revenue is recognized over time based on the number of advertisements displayed.

Payment terms and conditions vary by contract types, and terms typically include a requirement for payment within a period from 6 to 9 months. Both direct advertisers and third-party advertising agencies are generally billed at the end of the display period and require the Company to issue VAT invoices in order to make their payments.

Customized content production revenue

The Company produces customized short streaming videos according to its customers’ requirement, and earns fixed fees based on delivery. Revenue is recognized upon the delivery of short streaming videos.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

CHEERS E-mall marketplace service revenue

The Company through CHEERS E-mall, an online e-commerce platform, enables third-party merchants to sell their products to consumers in China. The Company charges fees for platform services to merchants for sales transactions completed on the Cheer E-Mall including but not limited to products displaying, promotion and transaction settlement services. The Company does not take control of the products provided by the merchants at any point in the time during the transactions and does not have latitude over pricing of the merchandise. Transaction services fee is determined as the difference between the platform sales price and the settlement price with the merchants. CHEERS E-mall marketplace service revenue is recognized at a point of time when the Company’s performance obligation to provide marketplace services to the merchants are determined to have been completed under each sales transaction upon the consumers confirming the receipts of goods. Payments for services are generally received before deliveries.

The Company provides coupons to consumers at our own discretion as incentives to promote CHEERS E-mall marketplace with validity usually around or less than one week, which can only be used in future purchases of eligible merchandise offered on CHEERS E-mall to reduce purchase price that are not specific to any merchant. Consumers are not customers of the Company, therefore incentives offered to consumers are not considered consideration payable to customers. As the consumers are required to make future purchases of the merchants’ merchandise to redeem these coupons, the Company does not accrue any expense for coupons when granted and recognizes the amounts of redeemed coupons as marketing expenses when future purchases are made.

Other Revenues

Other revenue primarily consists of copyrights trading of purchased and produced TV-series and the sales of products on Taobao platform. For copyright licensing of purchased and produced TV-series, the Company recognize revenue on net basis at a point of time upon the delivery of master tape and authorization of broadcasting right. For sales of product, the company recognize revenue upon the transfer of products according to the fixed price and production amount in sales orders. The following table identifies the disaggregation of our revenue for the six months ended June 30, 2026 and 2025, respectively:

	For the Six Months Ended June 30,
	2026	2025
Category of Revenue:
Advertising revenue	$60,507	$70,955
CHEERS e-Mall marketplace service revenue	19	36
Other revenue	3	2
Total	$60,529	$70,993
Timing of Revenue Recognition:
Services transferred over time	$60,507	$70,955
Services transferred at a point in time	19	36
Goods transferred at a point in time	3	2
Total	$60,529	$70,993

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company does not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

In accordance with ASC 280, Segment Reporting, one reporting segment meet three criteria: (i) CODM views revenue stream together, (ii) They have similar economic characteristics (nature of the products/services), and (iii) They are managed as a single business unit.

For the six months ended June 30, 2026 and 2025, the Company identified two segments, namely (i) Cheers APP internet business, and (ii) traditional media businesses.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents, and accounts receivable arising from its normal business activities. The Company places its cash and cash equivalents in what it believes to be credit-worthy financial institutions.

The Company’s operations are carried out in the PRC. Accordingly, our business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. Our operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalent. All of our cash is maintained with state-owned banks, commercial banks or third-party service provider certified by the People’s bank of China, such as Alipay, within the PRC. Per PRC regulations, the maximum insured bank deposit amount is RMB500 (approximately $74) for each financial institution. The Company’s total unprotected cash held in bank amounted to approximately $213,032 and $241,092 as of June 30, 2026 and December 31, 2025, respectively. The Company has not experienced any losses in such accounts and believes the Company is not exposed to any risks on our cash held in bank accounts.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenues and receivables with specific customers. For the six months ended June 30, 2026, six customers accounted for 23%, 22%, 17%, 15%, 12% and 11% of the Company’s total revenue, respectively. For the six months ended June 30, 2025, six customers accounted for 22%, 18%, 16%, 16%, 11% and 11% of the Company’s total revenue, respectively.

As of June 30, 2026, six customers accounted for 22%, 22%, 17%, 13%, 11% and 10% of the net accounts receivable balance, respectively. As of December 31, 2025, four customers accounted for 22%, 20%, 19% and 14% of the net accounts receivable balance, respectively.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration and Credit Risk (cont.)

As of June 30, 2026, two vendors accounted for 56% and 30% of the accounts payable, respectively. As of December 31, 2025, two vendors accounted for 44% and 41% of the accounts payable, respectively.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar (“USD”). The functional currency of subsidiaries, VIEs and VIEs’ subsidiaries located in China is the Chinese Renminbi (“RMB”). For the entities whose functional currency is the RMB, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income/loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

All of the Company’s revenue and expense transactions are transacted in the functional currency of the operating subsidiaries. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

The consolidated balance sheet amounts, with the exception of equity, at June 30, 2026 and December 31, 2025 were translated at RMB 6.7851 to $1.00 and RMB 6.9931 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to unaudited condensed consolidated statements of income and cash flows for the six months ended June 30, 2026 and 2025 were RMB 6.8624 to $1.00, RMB 7.2526 to $1.00, respectively.

Recent Accounting Pronouncements

In December 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent Accounting Pronouncements (cont.)

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

On July 30, 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its unaudited condensed consolidated financial condition, results of operations, cash flows or disclosures.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. ACCOUNTS RECEIVABLE

As of June 30, 2026 and December 31, 2025, accounts receivable consisted of the following:

	As of June 30, 2026	As of December 31, 2025
Accounts receivable	$106,397	$79,681

For the six months ended June 30, 2026 and 2025, the Company provided credit loss of nil and $77 against accounts receivables, respectively.

4. PREPAYMENT AND OTHER CURRENT ASSETS

As of June 30, 2026 and December 31, 2025, prepayment and other current assets consisted of the following:

	As of June 30, 2026	As of December 31, 2025
Advances to vendors	$56,744	$44,818
Staff advance	2	-
Others	7	4
Prepayment and other assets	$56,753	$44,822

For the six months ended June 30, 2026 and 2025, the Company did not provide allowance against the advances to vendors.

5. PROPERTY, PLANT AND EQUIPMENT, NET

As of June 30, 2026 and December 31, 2025, property, plant and equipment consisted of the following:

	As of June 30, 2026	As of December 31, 2025
Electronic equipment	$460	$581
Office equipment and furniture	25	63
Leasehold improvement	191	185
	676	829
Less: accumulated depreciation	(647)	(812)
	$29	$17

For the six months ended June 30, 2026 and 2025, depreciation expense amounted to $1 and $5, respectively.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

6. INTANGIBLE ASSETS, NET

As of June 30, 2026 and December 31, 2025, intangible assets consisted of the following:

	As of June 30, 2026	As of December 31, 2025
Intangible assets	$69,410	$56,958
Less: accumulated amortization	(25,695)	(20,991)
Less: accumulated impairment	(1,270)	(1,233)
	$42,445	$34,734

The balance of intangible assets mainly represents software related to CHEERS App, primarily consisting of e-mall, online game, video media library and data warehouse modules, etc., CheerCar App, NFT App, Cheer Chat App, and AI App which were acquired externally tailored to the Company’s requirements and is amortized straight-line over 7 years in accordance with the way the Company estimates to generate economic benefits from such software. For the six months ended June 30, 2026 and 2025, amortization expense amounted to $4,016 and $3,186, respectively. The following is a schedule, by period/fiscal years, of amortization amount of intangible asset as of June 30, 2026:

For the six months ending December 31, 2026	$4,443
For the twelve months ending December 31, 2027	8,886
For the twelve months ending December 31, 2028	8,509
For the twelve months ending December 31, 2029	7,534
For the twelve months ending December 31, 2030 and thereafter	13,073
Total	$42,445

7. ACCRUED LIABILITIES AND OTHER PAYABLES

As of June 30, 2026 and December 31, 2025, accrued liabilities and other payables consisted of the following:

	As of June 30, 2026	As of December 31, 2025
Payroll payables	$229	$211
Other payables	231	233
	$460	$444

8. OTHER TAXES PAYABLE

As of June 30, 2026 and December 31, 2025, other taxes payable consisted of the following:

	As of June 30, 2026	As of December 31, 2025
VAT payable	$15,964	$14,944
Income tax payable	3,716	2,495
Business tax payable	1,958	1,835
Others	6	11
	$21,644	$19,285

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

9. BANK LOANS, CURRENT AND NON-CURRENT

Bank loans represent the amounts due to various banks that are due within and over one year. As of June 30, 2026 and December 31, 2025, bank loans consisted of the following:

	As of June 30, 2026	As of December 31, 2025
Short-term bank loans:
Loan from China Citic Bank	$-	$2,860
Loan from Huaxia Bank	-	2,145
Loan from China Construction Bank	1,474	1,430
	$1,474	$6,435

For the six months ended June 30, 2026, the Company did not enter into loan agreements with banks, while the Company repaid an aggregate of $5,100 to two banks. For the year ended December 31, 2023, the Company entered into loan agreements with one bank, pursuant to the Company borrowed a three-year bank borrowing of $1,412 from the banks with maturity date due in September 2026. The loan bore an interest rate of 3.95% per annum. As of June 30, 2026 and December 31, 2025, the Company classified the borrowing as a current liability based on its maturity.

For the six months ended June 30, 2025, the Company entered into loan agreements with three banks, pursuant to the Company borrowed an aggregate of $7,583 from the banks with maturity dates due in August 2025 through April 2025. The loan bore per annum interest rates ranging between 3.20% and 4.75%. For the six months ended June 30, 2025, the Company also repaid an aggregate of $9,652 to four banks.

Guarantee information

As of June 30, 2026, the Company did not provide guarantee on the bank borrowing. As of December 31, 2025, the guarantee information for bank borrowings were as below: (i) The loans from Huaxia Bank Co., Ltd. West Railway Station Branch were guaranteed by Beijing Zhongguancun Technology Financing Guarantee Co., Ltd, and Mr. Bing Zhang, the Chairman of the Company’s board of directors, and (ii) The loans from China Citic Bank were guaranteed by Horgos and Mr. Bing Zhang.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

10. LEASES

The Company leases offices space under non-cancelable operating leases, with terms ranging from one to five years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating lease was as follows:

	As of June 30, 2026	As of December 31, 2025
Right-of-use assets	$190	$261

Lease liabilities current	34	$127
Lease liabilities non-current	117	134
	$151	$261

The weighted average remaining lease terms and discount rates for the operating lease were as follows for the six months ended June 30, 2026 and 2025:

	For the Six Months Ended June 30,
	2026	2025
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.53	$1.97
Weighted average discount rate	3.5%	5.5%

For the six months ended June 30, 2026 and 2025, the Company incurred total operating lease expenses of $41 and $77, respectively.

The following is a schedule of maturities of lease liabilities as of June 30, 2026:

June 30, 2026
For the six months ending Dember 31, 2026	$-
For the twelve months ending Dember 31, 2027	79
For the twelve months ending Dember 31, 2028	79
Total lease payments	158
Less: Imputed interest	(7)
Present value of lease liabilities	$151

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

11. RELATED PARTY TRANSACTIONS

1) Nature of relationships with related parties

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions during the six months ended June 30, 2026 and 2025, or recorded balances as of June 30, 2026 and December 31, 2025.

Name	Relationship with the Company
Mr. Bing Zhang	Chairman of the Company’s board of directors
Happy Starlight Limited	Entity controlled by Mr. Bing Zhang

2) Transactions with related parties

For the six months ended June 30, 2026 and 2025, the Company did not enter into transactions with any related parties.

3) Balances with related parties

As of June 30, 2026 and December 31, 2025, the balances with related party were as follows:

	As of June 30, 2026	As of December 31, 2025
Loans payable due to related parties
Mr. Bing Zhang	$1,800	$1,800
Happy Starlight Limited	950	950
	2,750	2,750
Other payable
Other	3	3
	$2,753	$2,753

For the years ended December 31, 2025 and 2023, the Company borrowed loans of $700 and $1,600 from Mr. Bing Zhang, respectively. The borrowings were interest free and were repayable on demand and did not require of guarantees or pledges from the Company. For the year ended December 31, 2024, the Company repaid loans of $500 to Mr. Bing Zhang. As of June 30, 2026 and December 31, 2025, the Company had loans payable of $1,800 and $1,800 due to Mr. Bing Zhang.

For the years ended December 31, 2025, the Company also borrowed loans of $950 from Happy Starlight Limited. The borrowing was interest free and were repayable on demand and did not require of guarantees or pledges from the Company. As of June 30, 2026 and December 31, 2025, the Company had loans payable of $950 and $950 due to Happy Starlight Limited.

12. INCOME TAXES

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the six months ended June 30, 2026 and 2025, the Company had no unrecognized tax benefits. Due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future income to realize the deferred tax assets arising from net operating losses for the VIEs and the VIEs’ subsidiaries. The Company maintains a full valuation allowance on its net deferred tax assets arising from net operating losses as of June 30, 2026 and December 31, 2025.

As of June 30, 2026 and December 31, 2025, the Company had no deferred tax.

The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense. For the six months ended June 30, 2026 and 2025, the Company had deferred income tax benefits of nil and $4, respectively. For the six months ended June 30, 2026 and 2025, the Company incurred current income tax expenses of $2,770 and nil, respectively.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

12. INCOME TAXES (cont.)

Uncertain tax positions

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Company is subject to income taxes in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. There were no uncertain tax positions as of June 30, 2026 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

13. SHARE-BASED COMPENSATION TO EMPLOYEES

On January 7, 2025, the Company granted 9,000 ordinary shares to certain employees as awards for past services. The ordinary shares were immediately and fully vest upon grant. For the six months ended June 30, 2025, the Company recognized share-based compensation expenses of $3,429 in the account of “general and administrative expenses”.

For the six months ended June 30, 2026, the Company did not grant ordinary shares to employees. As of June 30, 2026, there are no unrecognized compensation expense.

14. EQUITY

Preferred Shares

The Company is authorized to issue 2,000,000 preferred shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. As of June 30, 2026 and December 31, 2025, there were no preferred shares issued or outstanding.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

14. EQUITY (cont.)

Ordinary Shares

As of December 31, 2025, there were 500,000,000 Class A Ordinary Shares and 500,000 Class B Ordinary Shares authorized, respectively.

On April 6, 2026, the Company effected a share consolidation by the cancellation of one authorized but unissued Class A ordinary share of a par value of US$0.05, and the consolidation of the remaining 9,999,999 Class A ordinary shares of a par value of US$0.05 in the authorized share capital of the Company (including issued and unissued share capital) such that each 3 Class A ordinary shares of a par value of US$0.05 are consolidated into one Class A ordinary share of a par value of US$0.15 (the “Share Consolidation”). At the effective time of the Share Consolidation, the authorized share capital of the Company will be reduced and amended from US$500,700 divided into 10,000,000 Class A ordinary shares of a par value of US$0.05 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each, to US$500,699.95 divided into 3,333,333 Class A ordinary shares of a par value of US$0.15 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each.

For the six months ended June 30, 2026, the Company also issued 283,334 Class A ordinary shares as exercise of warrants.

As of June 30, 2026 and December 31, 2025, there were 1,845,453 and 1,562,119 Class A Ordinary Shares, at a par value of US$0.15 each, issued and outstanding, respectively. As of June 30, 2026 and December 31, 2025, there were 500,000 and 500,000 Class B Ordinary Shares, at a par value of US$0.001 each, issued and outstanding, respectively.

Statutory reserve

Horgos, Beijing Glory Star, Beijing Leshare, Glary Prosperity, Horgos Technology and Xing Cui Can operate in the PRC, are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

Non-controlling interest

As of June 30, 2026 and December 31, 2025, the Company’s non-controlling interest represented 49% equity interest of Horgos Glary Prosperity.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

16. SEGMENT INFORMATION

Based on management’s assessment, the Company has determined that it has four operating segments as defined by ASC 280, including Cheers APP internet business and traditional media businesses. Cheers APP Internet Business generates advertising revenue from broadcasting IP short video, live streaming and APP advertising through Cheer APP and service revenue from Cheers E-mall marketplace. Traditional Media Business mainly contributes the advertising revenue from Cheers TV-series, copyright revenue, customized content production revenue and others.

The CODM measures the performance of each segment based on metrics of revenues and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on consolidated net income as reported in the unaudited condensed consolidated statements of operations and comprehensive income. Operating expenses are reviewed in aggregate. As most of the Company’s long-lived assets are located in the PRC and most of the Company’s revenues are derived from the PRC, no geographical information is presented.

The table below provides a summary of the Company’s operating segment results for the six months ended June 30, 2026 and 2025:

	For the Six Months Ended June 30,
	2026	2025
Net revenues:
Cheers APPs Internet Business	$57,733	$65,497
Traditional Media Business	2,796	5,496
Total consolidated net revenues	60,529	70,993
Operating expenses:
Cheers APPs Internet Business	(47,724)	(54,655)
Traditional Media Business	(2,312)	(4,585)
Total segment operating expenses	(50,036)	(59,240)
Operating income:
Cheers APPs Internet Business	10,009	10,842
Traditional Media Business	484	911
Total segment operating income	10,493	11,753
Unallocated item *	-	(3,429)
Total consolidated operating income	$10,493	$8,324

*	The unallocated item for the six months ended June 30, 2026 and 2025 presents the share-based compensation for employees, which is not allocated to segments.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

17. COMMITMENTS

Operating lease commitments

The total future minimum lease payments including the agreed property management fee under the non-cancellable operating lease with respect to the contractual obligations as of June 30, 2026 are payable as follows:

June 30, 2026
Within 1 year	$24
2 – 5 years	71
Total	$95

Capital expenditure commitments

The Company has commitments for capital expenditures totaling $24,774 as of June 30, 2026. These commitments are primarily related to the acquisition of Digital Intelligent Middle Platform, CHEERS Video, CHEERS API and CHEERS Telepatby.

18. SUBSEQUENT EVENTS

On July 7, 2026, at the 2026 Annual General Meeting, the shareholders of the Company authorized and approved an increase in the authorized share capital of the Company from US$500,699.95 divided into 3,333,333 Class A ordinary shares of a par value of US$0.15 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each to US$7,500,700.00 divided into 50,000,000 Class A ordinary shares of a par value of US$0.15 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each by the creation of an additional 46,666,667 Class A ordinary shares of a par value of US$0.15 each (the “Share Increase”). In connection with the Share Increase, the Company filed a notice (the “Notice”) effecting the Share Increase with the Registrar of Companies of the Cayman Islands on July 7, 2026, which is incorporated into the Company’s Third Amended and Restated Memorandum and Articles of Association (the “MAA”).

These unaudited condensed consolidated financial statements were approved by management and available for issuance on July 28, 2026. The Company has evaluated subsequent events through this date and concluded that there are no additional reportable subsequent events other than that disclosed in above.